Can-Fite Announces the Addition of A Key Opinion Leader to Boost its Rheumatoid Arthritis CF101 Program

Petach Tikva, Israel – March 3, 2014 Can-Fite BioPharma  Ltd. (TASE:CFBI), (NYSE MKT:CANF), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, today announced the addition of a key opinion leader, medical and industry expert, Dr. Lee S. Simon, as consultant to assist in the regulatory and clinical development of the company’s CF101 rheumatoid arthritis program.

The need to bring Dr. Simon on board arose after the company successfully concluded a Phase II study in Rheumatoid Arthritis where CF101, the lead drug candidate, showed safety and efficacy when given orally to patients as a stand alone drug. Can-Fite is doing all the preparatory work for an end of Phase II meeting with the FDA to present a registration plan, a move that is designed to also support a partnership with a pharmaceutical company.

Dr. Simon is a rheumatologist and well-known consultant that provides insightful design and FDA regulatory guidance for new drug development programs. Throughout his extensive career as a clinical rheumatologist, academic, and consulting expert, Dr. Simon has authored more than 110 articles, chapters, and publications and held various leading roles in the field which also include appointment as Division Director of Analgesic, Anti-inflammatory and Ophthalmologic Drug Products, a review division within the Center for Drug Evaluation and Research of the FDA.

Dr. Pnina Fishman, Chief Executive Officer of Can-Fite, commented, “As we focus on the next phase of our rheumatoid arthritis development plans for our proprietary drug CF101, we are extremely pleased to draw on the expertise of such a well-regarded leader in the field. Dr. Simon has successfully worked on developing new treatments in the rheumatology field and we are fortunate to be able to leverage that knowledge as we progress with our studies. In addition, Dr. Simon will also be able to guide us from an FDA regulatory perspective which we hope will help expedite our time to market.”

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the "TASE") (TASE: CFBI). Level II American Depository Receipts of the Company currently trade on the NYSE MKT (NYSE MKT: CANF). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and the A3AR is developed as a biological predictive marker. Can-Fite's lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases including Rheumatoid Arthritis and Psoriasis. Can-Fite's CF102 drug candidate is being developed for the treatment of liver diseases and CF602 is being developed for the treatment of inflammation and sexual dysfunction. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously spun off its activity in the ophthalmic field to OphthaliX Inc., in which it holds 82%, and is currently listed on the U.S. Over-the-Counter Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

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